Exhibit 21.1
Subsidiaries of Crestline Lending Solutions, LLC

The following list sets forth our subsidiaries and the state under whose laws each subsidiary is organized, and the percentage of membership interests owned by us in each subsidiary:

•CL LSF SPV I, LLC (Delaware) – 100%

•CL LSF Blocker, LLC (Delaware) – 100%

The subsidiaries listed above are consolidated for financial reporting purposes.